April 30, 2013

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

RE:	Chico’s FAS, Inc.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed March 21, 2012
File No. 001-16435

Dear Ms. Jenkins:

We are in receipt of the January 24, 2013 comment letter (the “Letter”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Chico’s FAS, Inc. (the “Company”) in connection with the Staff’s review of the Company’s 2011 Form 10-K, as well as the Staff’s February 19, 2013 and April 18, 2013 replies to our responses to the Letter. We respectfully submit the following supplemental response to the comments reflected in the Letter and the subsequent replies.

For your convenience, we have repeated below the specific comment that the Staff made in its April 18, 2013 reply to us in boldface type and have set forth the response of the Company immediately following the applicable comment.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have concerning our response. Please feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 28, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations – Net Sales, page 21

1.	Please revise Management’s Discussion and Analysis in future Exchange Act reports to further clarify that you consider sales made online to be a means of convenience for your customers rather than a separate channel of generating revenue and the reasons for your view, i.e., omni-channel approach. If true, indicate further that you do not track the amounts of online sales for separate reporting. Provide us with a draft of your proposed disclosure.

Company’s response:

Pursuant to the Staff’s request, in future MD&A we will further clarify our omni-channel approach. For example, future disclosure to be included in the MD&A Executive Overview may read as follows (updates are underlined):

We are a national specialty retailer of private branded, sophisticated, casual-to-dressy clothing, intimates, complementary accessories, and other non-clothing items operating under the Chico’s, WH|BM, Soma Intimates and Boston Proper brand names. We earn revenues and generate cash through the sale of merchandise in our retail stores, on our various websites and through our call centers, which take orders for all of our brands.

We utilize an integrated omni-channel approach to managing our business. We want our customers to experience our brands, not a channel within our brands, and view our various sales channels as a single, integrated process rather than as separate sales channels operating independently. This approach allows our customers to browse, purchase, return, or exchange our merchandise through whatever sales channel and at whatever time is most convenient for her. As a result, we track total sales and comparable sales on a combined basis.

We believe that these enhanced disclosures more clearly explains our omni-channel approach to retailing and provides the appropriate description of how we have managed the business for the last several years.

Finally, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to the foregoing, please contact me at (239) 274-4947.

Sincerely,

/s/ Pamela K Knous
Pamela K Knous
Executive Vice President,
Chief Financial Officer

cc:	Steve Lo